

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 0408

July 14, 2005

By U.S. Mail and Facsimile to (404) 806-3801

Vance R. Martin
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

Re: The Money Tree Inc.
Form S-1 filed May 6, 2005
File No. 333-122531

Form S-1 filed May 6, 2005
Form No. 333-122533

Dear Mr. Martin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment no. 2. However, we also note that in Xerox, the interest rate changed according to a formula based on the one-year Treasury rate. In the present case, however, there is no such formula. Please provide us with your analysis of how the post-interest-rate-adjustment debentures follow Xerox.

2.   Please include a risk factor disclosing the interest rate risk to investors that results from the terms of the note, namely that the company can redeem the notes at any time, while the investor can redeem them only at the end of an interest adjustment period.

Management's Discussion and Analysis

Overview, page 18

3.   Your revised tabular presentations on pages 18 and 19 contain numerous inconsistencies compared to your first amendment filed on May 6, 2005. Please revise your disclosure for consistency. Alternatively, revise to quantify and explain the reasons for each change in your current disclosure compared to your previous disclosure.

4.   We note your expanded disclosure on page 20 in response to our prior comment 11. Please revise to reconcile this roll-forward to the amount of loans originated and repaid as disclosed in your statements of cash flows for each period presented.

5.   We note your response to our prior comment 10. Please revise to clarify whether the amounts of refinancings disclosed in the roll-forward represent actual cash flows, and describe the nature of the cash flows.

6.   We note your expanded disclosure on page 20 in response to our prior comment 11. Please revise to describe the nature of rebates and other adjustments.

Analysis of Allowance for Credit Losses, page 24

7.   We note your revised disclosure in response to our prior comment 12. Please revise to separately quantify charge-offs and recoveries for your direct consumer loans and consumer sales finance contracts.

8.   We note your revised disclosure in response to our prior comment 12. Please revise to describe the changes in asset quality and other underlying reasons for the significant changes in charge-off experience for each period presented for each category of receivables.

Delinquency Information, page 25

9.   Please revise your tabular presentation of delinquency information to include bankruptcy accounts for each category of receivables.

10.   We note your disclosure that you also use the recency method for determining delinquency status of receivables. Please revise to explain when and why you use the recency method.

11. We note your disclosure that one criterion used to determine when a past due account will qualify for refinancing is that a payment must have been received within the last 10 days. Please revise to quantify the amount of contractually delinquent accounts that were refinanced during each period presented.

Business

Lending and Collection Operations, page 41

12. We note your response to our prior comment 15. Please tell us how you determined that 35.3% of your fiscal year-ended September 25, 2004 outstanding loans were generated through refinancings if you do not maintain data on the gross amount of new loans that are the result of refinancing. Explain how you derive the amount of cash flows related to loan originations reported in your statements of cash flows without maintaining data on amounts advanced to customers as a result of refinancings. Please tell us what data is maintained related to receivable refinancing and provide us with a hypothetical journal entry depicting a receivable that is refinanced with a portion of the proceeds being advanced to the customer.

Description of Debentures, page 53

13. On page 56 you describe the procedures that will be followed at the time of maturity, including the specific timing with regard to notification, and provision of a prospectus. Please revise the discussion on page 54 regarding what will take place at the end of each interest adjustment period to disclose the same type of detailed information.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies – Finance Receivables, page F-8

14. We note your disclosure on page 41 that 35.3% and 37.2% of your loans were generated through refinancing in 2004 and 2003, respectively. Due to the volume of refinancing please revise your accounting policy disclosure to describe how you determine whether a refinancing should be treated as a new loan or a continuation of a prior loan and your income recognition policy in each case. Please refer to paragraph 12 -13 of SFAS 91.

Note 2 – Summary of Significant Accounting Policies – Income Recognition, page F-9

15. We note your response to our prior comment 14. Please revise to clarify whether loans are placed back on active status once any payment is received or whether loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Note 2 – Summary of Significant Accounting Policies – Credit Losses, page F-11

16. In your response to our prior comment 19 you state that your former insurance company failed to pay retro commissions. Please revise to quantify the amount of retrospective commissions that the former insurance company failed to pay and clarify whether these commissions were earned and recognized as insurance commission revenue prior to the settlement. Explain your basis for recording the legal fees associated with the collection of these commissions in your allowance for credit losses.

17. Please revise to describe how you account for previously accrued interest when a receivable is charged-off.

* * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Joyce Sweeney, Accounting Branch Chief at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Michael K. Rafter, Esq.
       Schiff Hardin LLP
       1230 Peachtree Street, 18th Floor
       Atlanta, Georgia 30309